FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the Notice of Annual Meeting and Proxy Statement of Diana Containerships Inc. ("the Company").

Attached to this report on Form 6-K as Exhibit 99.2 is the Proxy Card of the Company, which was mailed to shareholders of the Company on or around June 15, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: June 20, 2012	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

June 15, 2012

TO THE SHAREHOLDERS OF DIANA CONTAINERSHIPS INC.

Enclosed is a Notice of the Annual Meeting of Shareholders of Diana Containerships Inc. (the "Company") which will be held at the Mandarin Oriental, Quai Turrettini 1, 1201 Geneva, Switzerland on July 30, 2012 at 12:00 p.m. local time in Geneva.

At this Annual Meeting (the "Meeting"), holders of shares of the Company's common stock (the "Shareholders") will consider and vote upon proposals:

1	To elect two Class II Directors to serve until the 2015 Annual Meeting of Shareholders ("Proposal One");

2.	To approve the appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2012 ("Proposal Two"); and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT JUNE 15, 2012, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

Symeon P. Palios
Chief Executive Officer

16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (210) 9470-000, Fax: + (30) (210) 9424-975
e-mail: ir@dcontainerships.com – www.dcontainerships.com

Exhibit 99.2

DIANA CONTAINERSHIPS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

July 30, 2012

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the "Shareholders") of Diana Containerships Inc. (the "Company") will be held on July 30, 2012 at 12:00 p.m. local time at the Mandarin Oriental, Quai Turrettini 1, 1201 Geneva, Switzerland (the "Meeting") for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1	To elect two Class II Directors to serve until the 2015 Annual Meeting of Shareholders;

2.	To approve the appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2012; and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on June 4, 2012 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on June 4, 2012.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis G. Zafirakis
Secretary
June 15, 2012
Athens, Greece

DIANA CONTAINERSHIPS INC.
16 PENDELIS STR.
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 30, 2012
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Diana Containerships Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of holders of shares of common stock of the Company (the "Shareholders") to be held at the Mandarin Oriental, Quai Turrettini 1, 1201 Geneva, Switzerland on July 30, 2012 at 12:00 p.m. local time in Geneva, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about June 15, 2012.

VOTING RIGHTS AND OUTSTANDING SHARES

On June 4, 2012 (the "Record Date"), the Company had outstanding 23,076,161 shares of common stock, par value $0.01 per share (the "Common Shares").  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more Shareholders representing at least 33 1/3 per cent of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Global Market (the "Nasdaq") under the symbol "DCIX."

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 16, Pendelis Str., 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is elected and has qualified.  Accordingly, the Board has nominated Anastasios Margaronis and Reidar Brekke, each a Class II Director, for re-election as directors whose term would expire at the 2015 annual meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that either of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Anastasios Margaronis	57	Class II Director
Reidar Brekke	51	Class II Director

Anastasios Margaronis has served as our Director and President since January 13, 2010 and has served in these positions with Diana Shipping Inc. since February 21, 2005. Mr. Margaronis also serves as an employee of Diana Shipping Services S.A., or DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 32 years of experience in shipping, including in ship finance and insurance. He is a member of the Greek National Committee of the American Bureau of Shipping and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been an advisor and deal-maker in the international energy and transportation sector for the last 16 years. He founded Energy Capital Services Inc., or ECS, Inc., in March 2008 which provides strategic and financial advisory services to international shipping and energy related companies. In addition, he served as President of ECS Inc., a shipping and energy industry consulting and advisory services company, from March 2008 to December 2009. Previously, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector, from 2003 to January 2008. Prior to 2003, Mr. Brekke was Chief Financial Officer, then President and Chief Operating Officer, of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marin Advisors, including Fund Manager of American Shipping Fund I LLC, and Chief Financial Officer of its broker-dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York & Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University's School of International and Public Affairs — Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of three privately-held companies involved in container logistics, container leasing and drybulk shipping.

Audit Committee. The Company's Board has established an Audit Committee, comprised of two independent members of its board of directors, who are responsible for reviewing the Company's accounting controls, recommending to the board of directors the engagement of its external auditors and pre-approving audit and audit related services and fees. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee.  Mr. John Evangelou, a director of the Company not currently up for re-election, serves as Chairman of the Audit Committee. The Company believes that Mr. Evangelou qualifies as an "audit committee financial expert," as such term is defined under Securities and Exchange Commission rules.

Corporate Governance Practices. As the Company is a foreign private issuer, it is exempt from the Nasdaq corporate governance rules, other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).

Required Vote.  Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2012.

Ernst & Young (Hellas) has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Ioannis G. Zafirakis
Secretary

June 15, 2012
Athens, Greece

COMPUTERSHARE
Attn: Kerri Shenkin
480 Washington Boulevard29th Floor
Jersey City, NJ 07310

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of Directors Nominees	☐	☐	☐	____________________

01 Anastasios Margaronis 02 Reidar Brekke

The Board of Directors recommends you vote FOR the following proposal:

For address change/comments, mark here. ☐
(see reverse for instructions)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000146425_1 R1.0.0.11699

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report is/are available at www.proxyvote.com .

DIANA CONTAINERSHIPS INC.
Annual Meeting of Shareholders
July 30, 2012 12:00 PM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoints the Chairman of the Meeting as proxy, with the power to appoint his substitute, and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of DIANA CONTAINERSHIPS INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholder(s) to be held at 12:00 PM, local time, on July 30, 2012, at the Mandarin Oriental, Quai Turrettini 1, 1201 Geneva, Switzerland, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address change/comments:

____

____

____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000146425_2 R1.0.0.11699